                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             NORTH BANCSHARES, INC.
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                                (Name of Issuer)


                    COMMON STOCK, $0.01 par value per share
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                         (Title of Class of Securities)


                                   657467106
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                                 (CUSIP Number)


                                John G. Yedinak
                           c/o Umbrella Bancorp, Inc.
                             5818 S. Archer Avenue
                             Summit, Illinois 60501
                         Telephone No.:  (708) 458-2002
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With Copies to:
                               James J. Kemp, Jr.
                           Kemp & Grzelakowski, Ltd.
                          1900 Spring Road, Suite 500
                              Oak Brook, IL 60523
                         Telephone No.:  (630) 571-7711

                                 April 30, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 657467106                   13D                      Page 2 of 4 Pages
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1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Umbrella Bancorp, Inc. (36-3620612)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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----------------------------                     -----------------------------
 CUSIP No. 657467106              13D                  Page 3 of 4 Pages
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Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of the Issuer. The principal executive offices of the Issuer are located at 100 W. North Avenue, Chicago, Illinois 60610.


Item 2.  Identity and Background.

         (a)-(c) This statement is being filed on behalf of Umbrella Bancorp, Inc., a Delaware Corporation, 5818 S. Archer Road, Summit, Illinois 60501. Umbrella Bancorp, Inc. is a financial institution holding company, and is the parent of UmbrellaBank, fsb.

         (d)-(e) During the last five years, neither the Reporting Person, nor any of it's directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Umbrella Bancorp, Inc. is a Delaware Corporation.


Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4.  Purpose of Transaction.

     The Reporting Person has sold all shares of Common Stock reported in Item 5(a) hereof.


Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number of shares of Common Stock to which this
Schedule 13D relates is 57,887 representing 5.0% of the outstanding shares of Common Stock of the Issuer, all of which have been sold by the Reporting Person.

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CUSIP No. 657467106                 13D               Page 4 of 4 Pages
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         (b) Not applicable.

         (c) During the past 60 days, Reporting Person has sold 57,887 shares of Common Stock of the Issuer in open market transactions, said transactions having occurred between April 22, 2002 and April 30, 2002.

         (d) Not applicable.

         (e) April 22, 2002.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  NONE


Item 7.  Material to be Filed as Exhibits.

                  NONE






                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 3, 2002                      UMBRELLA BANCORP, INC.


                                         By: /s/ Frances M. Pitts
                                       ---------------------------------------
                                                 Frances M. Pitts
                                                 Executive Vice-President